601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800	Facsimile: +1 212 446 4900

www.kirkland.com

June 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Torrid Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 23, 2021
File No. 333-256871

On behalf of our client, Torrid Holdings Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated June 29, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1/A filed by the Company on June 23, 2021 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed June 23, 2021

Capitalization, page 51

Austin    Bay Area    Beijing    Boston    Chicago     Dallas    Hong Kong    Houston    London    Los Angeles    Munich    Paris     Shanghai    Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

June 30, 2021

1.

Staff’s comment: Please revise to give pro forma effect in your accumulated deficit balance to the vesting of the IPO Awards and Increase in Value of Liability-Classified Incentive Units due to the IPO, as discussed on page 123.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 of the Amended Registration Statement.

Torrid Parent Inc. Consolidated Financial Statements, page F-10

2.

Staff’s comment: On page 15, you indicate that prior to the completion of this offering the Reorganization will occur. Once the Reorganization occurs and prior to effectiveness, please revise the historical financial statements of Torrid Parent to reflect the 110,000-for-1 effective split.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 of the Amended Registration Statement to clarify that the Reorganization will occur following the effectiveness of the registration statement, but prior to the completion of the offering. In addition, the Company has revised the disclosure on pages 18 and 19 of the Amended Registration Statement to provide pro forma earnings per share and pro forma weighted average number of shares, which give effect to the Reorganization.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

June 30, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Elizabeth Muñoz

Torrid Holdings Inc.

Michael Kim

Aslam A. Rawoof

Kirkland & Ellis LLP

Michael Benjamin

Stelios G. Saffos

Latham & Watkins LLP